FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of December 2003

Commission File Number: 333-13580

                        Telefonos de Mexico, S.A.de C.V.
           (Exact Name of the Registrant as Specified in the Charter)
                              Telephones of Mexico
                 (Translation of Registrant's Name into English)

                                 Parque Via 190
                               Colonia Cuauhtemoc
                           06599, Mexico, D.F., Mexico
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F...X...                 Form 40-F......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes .....                        No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    --------------------

                        TELEFONOS DE MEXICO, S.A. DE C.V.

                          INDEX TO UNAUDITED CONDENSED
                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS


                                                                            Page
        Unaudited Condensed Consolidated Interim Financial Statements of
                       Telefonos de Mexico, S.A. de C.V.

Unaudited Condensed Consolidated Statements of Income for
  the nine months ended September 30, 2003 and 2002..........................F-1
Condensed Consolidated Balance Sheets of
  September 30, 2003 (Unaudited) and December 31, 2002.......................F-2
Unaudited Condensed Consolidated Statements of Changes in Financial
  Position for the nine months ended September 30, 2003 and 2002.............F-3
Unaudited Condensed Consolidated Statements of Changes in
   Stockholders' Equity for the nine months ended September 30, 2003.........F-4
Notes to Unaudited Condensed Consolidated Financial Statements...............F-5


This report contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. For information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see "Risk Factors" in our SEC reports.

               TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
        (Amounts in thousands of Constant Pesos as of September 30, 2003 except earnings per share data)

                                                                       Nine months ended September 30,
                                                                -------------------------------------------------
                                                                                                       Millions
                                                                                                        of U.S.
                                                                                                       dollars,
                                                                                                      except for
                                                                                                       earnings
                                                                                                       per share

                                                                     2003                2002             2003
                                                                --------------      -------------     -----------
Operating revenues:
    Local service...............................                P.  39,884,789      P. 40,677,176         $ 3,650
    Domestic long-distance service..............                    22,519,730         21,940,998           2,061
    International long-distance service.........                     6,399,543          7,577,708             585
    Interconnection service.....................                    12,977,970         11,719,219           1,188
    Other.......................................                     3,484,790          3,385,935             319
                                                                --------------      -------------     -----------

                                                                    85,266,822         85,301,036           7,803
                                                                --------------      -------------     -----------
Operating costs and expenses:
    Cost of sales and services..................                    19,844,813         19,461,268           1,816
    Commercial, administrative and general......                    12,802,578         12,193,716           1,172
    Interconnection.............................                     9,103,259          8,684,998             833
    Depreciation and amortization (includes
    P.14,132,035 in 2003 and P.14,720,224 in
    2002, not included in cost of sales
    and services)...............................                    14,968,885         15,474,013          1,370
                                                                --------------      -------------     -----------
                                                                    56,719,535         55,813,995          5,191
                                                                --------------      -------------     -----------
Operating income................................                    28,547,287         29,487,041          2,612
                                                                --------------      -------------     -----------

Comprehensive financing cost :
    Interest income.............................                    (2,577,822)         (816,289)           (236)
    Interest expense............................                     4,309,958         4,842,906             394
    Exchange loss, net..........................                     2,127,762         3,903,301             195
    Monetary gain, net..........................                    (1,061,652)       (2,163,495)            (97)
                                                                --------------      -------------     -----------
                                                                     2,798,246         5,766,423             256
                                                                ---------------  ----------------     ------------

Income before income tax and employee
profit sharing..................................                    25,749,041        23,720,618           2,356
                                                                ---------------  ----------------     ------------

Provisions for :
    Income tax (Note 11)........................                     7,243,671         6,654,224             663
    Employee profit sharing.....................                     1,774,831         2,303,957             162
                                                                ---------------  ----------------     ------------
                                                                     9,018,502         8,958,181             825
                                                                ---------------  ----------------     ------------

Income before equity interest in results
of affiliates...................................                    16,730,539        14,762,437           1,531

Equity in results of affiliates.................                      (137,531)         (149,550)            (13)
                                                                ---------------  ----------------     ------------

Net income......................................                P.  16,593,008   P.   14,612,887        $  1,518
                                                                ===============  ================     ============
Weighted average common shares outstanding
(in millions) (Note 10) :
    Basic.......................................                        12,538            13,046          12,538
                                                                ===============  ================     ============
    Diluted.....................................                        13,190            13,722          13,190
                                                                ===============  ================     ============

Net income per share:
    Basic.......................................                P.       1.323   P.        1.120        $  0.121
                                                                ===============  ================     ============
    Diluted.....................................                P.       1.290   P.        1.112        $  0.118
                                                                ===============  ================     ============

Cash dividends paid per share (nominal amounts).                P.       0.450   P.        0.405        $  0.042
                                                                ===============  ================     ============


See accompanying notes.

               TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
        (Amounts in thousands of Constant Pesos as of September 30, 2003)

                                                                                                                    Millions of U.S.
                                                                                    September 30,      December 31,     dollars
                                                                                       2003               2002       September 30,
                                                                                     Unaudited          (Note 1)         2003
                                                                                    -------------      ------------ ----------------

                               ASSETS


Current assets:
  Cash and short-term investments (Note 2).............................             P. 10,358,104    P. 14,672,051     $   948
  Accounts receivable, net (Note 3)....................................                21,763,484       19,608,616       1,992
    Inventories for sale...............................................                   600,309        1,150,553          55
    Prepaid expenses...................................................                 2,050,086        1,577,980         187
                                                                                    --------------   -------------     -------

Total current assets...................................................                34,771,983       37,009,200       3,182

Plant, property and equipment, net  (Note 4)...........................               118,658,889      125,783,673      10,859

Inventories, for operation of the telephone plant......................                 1,423,512        1,094,300         130

Other assets...........................................................                 7,936,521        8,786,857         727
                                                                                    -------------    -------------     -------
Total assets...........................................................             P.162,790,905    P.172,674,030     $14,898
                                                                                    =============    =============     =======

                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-tem debt and current portion of long-term (Note 6).............             P. 18,778,087    P. 11,313,962     $ 1,718
  Accounts payable and accrued liabilities.............................                12,763,158       16,052,919       1,168
  Taxes payable........................................................                 1,820,125        4,098,309         166
  Deferred credits ....................................................                 2,477,688        1,152,376         227
                                                                                    -------------    -------------     -------
Total current liabilities..............................................                35,839,058       32,617,566       3,279

Long-term debt (Note 6)................................................                40,774,903       56,340,770       3,732
Employee pensions and seniority premiums...............................                 4,053,566        7,867,254         371
Deferred taxes (Note 11)...............................................                14,347,870       13,277,794       1,313
                                                                                    -------------    -------------     -------

Total liabilities......................................................                95,015,397      110,103,384       8,695
                                                                                    -------------    -------------     -------

Stockholders' equity (Note 10):
  Capital stock........................................................                27,533,617       28,326,509       2,520
  Premium on sale of shares............................................                11,226,914       11,226,914       1,028
  Retained earnings :
     Unappropriated earnings of prior years............................                83,242,542       76,101,047       7,618
     Net income........................................................                16,593,008       20,017,977       1,518
                                                                                    -------------    -------------     -------
                                                                                       99,835,550       96,119,024       9,136

     Accumulated other comprehensive income.items......................               (70,820,573)     (73,101,801)     (6,481)
                                                                                    -------------    -------------     -------
Total stockholders' equity.............................................                67,775,508       62,570,646       6,203
                                                                                    -------------    -------------     -------
Total liabilities and stockholders' equity.............................             P.162,790,905    P.172,674,030     $14,898
                                                                                    =============    =============     =======

See accompanying notes.

               TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
                        UNAUDITED CONDENSED CONSOLIDATED
                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
        (Amounts in thousands of Constant Pesos as of September 30, 2003)

                                                                         Nine months ended September 30,
                                                               ------------------------------------------------
                                                                                                      Millions
                                                                                                         of
                                                                                                        U.S.
                                                                                                       dollars
                                                                    2003              2002              2003
                                                                    ----              ----              ----

Operating activities:
    Net income...........................................      P. 16,593,008       P. 14,612,887        $ 1,518
    Add (deduct) items not requiring the use of resources:
      Depreciation and amortization......................         14,968,885          15,474,013          1,370
      Deferred taxes.....................................           (344,046)         (1,660,313)           (31)
      Equity in results of affiliates....................            137,531             149,550             12
    Adjustment to value of equity investments............                  -             114,532              -
    Changes in operating assets and liabilities..........         (9,229,558)         (1,576,506)          (842)
                                                               ---------------     --------------       --------
Resources provided by operating activities of
continuing operations....................................         22,125,820          27,114,163          2,027
                                                               ---------------     --------------       --------

Financing activities:
    New loans............................................         21,148,570           7,869,014          1,935
    Repayment of loans...................................        (30,809,020)        (13,144,209)        (2,819)
    Effect of exchange rate differences
    and inflation on debt................................          1,558,708           4,174,543            143
    Decrease in capital stock and retained
     earnings due to purchase of Company's own shares....         (8,021,776)         (5,147,947)          (734)
    Cash dividends paid..................................         (5,647,598)         (5,545,294)          (517)
                                                               ---------------     --------------       --------
Resources used in financing activities of
continuing operations....................................        (21,771,116)        (11,793,893)        (1,992)
                                                               ---------------     --------------       --------
Investing activities:
    Investment in plant, property and equipment..........         (4,226,881)         (4,116,637)          (387)

    Investment in inventories............................           (440,701)             71,822            (40)
    Other long term investments..........................             (1,069)            (81,132)             -
                                                               ---------------     --------------       --------
Resources used in investing activities...................         (4,668,651)         (4,125,947)          (427)
                                                               ---------------     --------------       --------
Net (decrease) increase in cash and
short-term investments...................................         (4,313,947)         11,194,323           (392)
Cash and short-term investments at beginning of year.....         14,672,051          10,232,828          1,340
                                                               ---------------     --------------       --------

Cash and short-term investments at end of year...........      P. 10,358,104       P. 21,427,151        $   948
                                                               ===============     ==============       ========

See accompanying notes.

               TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY
        (Amounts in thousands of Constant Pesos as of September 30, 2003)


                                                                 Premium                   Retained earnings
                                               Capital         on sale of          Legal        Unappropriated       Total
                                                stock             shares          reserve
                                                -----             ------          -------

Balances at January 1, 2003.............      P.28,326,509     P.11,226,914     P.15,647,827     P.80,471,197     P.96,119,024
Appropriation of earnings approved at
stockholders' meeting held in April, 2003:
  Cash dividends paid...................                                                           (5,647,598)      (5,647,598)
Increase in legal reserve...............                                              75,430          (75,430)
Cash purchase of Company's own shares...          (792,892)                                        (7,228,884)      (7,228,884)
Comprehensive income:
   Net income of the period.............                                                           16,593,008       16,593,008
   Other comprehensive income items:
     Surplus from holding nonmonetary
assets, net of deferred taxes...........
     Minimum pension and seniority premium liability
adjustment, net of deferred taxes.......

Comprehensive Income....................


                                             -------------     ------------     ------------     ------------     ------------
Balances at September 30, 2003..........      P.27,533,617     P.11,226,914     P.15,723,257     P.84,112,293     P.99,835,550
                                             =============     ============     ============     ============     ============



                                              Accumulated
                                                 other                            Total
                                             comprehensive    Comprehensive   stockholders'
                                                 income           income         equity
                                                 ------           ------         ------

Balances at January 1, 2003.............      P.(73,101,801)                P.62,570,646
Appropriation of earnings approved at
stockholders' meeting held in April, 2003:
  Cash dividends paid...................                                      (5,647,598)
Increase in legal reserve...............
Cash purchase of Company's own shares...                                      (8,021,776)
Comprehensive income:
   Net income of the period.............                      P.16,593,008    16,593,008
   Other comprehensive income items:
     Surplus from holding nonmonetary
assets, net of deferred taxes...........          2,648,065      2,648,065     2,648,065
     Minimum pension and seniority premium liability
adjustment, net of deferred taxes.......           (366,837)      (366,837)     (366,837)
                                                              -------------
Comprehensive Income....................                      P.18,874,236
                                                              =============

                                               -------------                ------------
Balances at September 30, 2003..........      P.(70,820,573)                P.67,775,508
                                              ==============                ============



         See accompanying notes.

               TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
       (Amounts in thousands of Constant Pesos as of September 30, 2003)

1. Significant Accounting Policies

a)        Basis of presentation:

          The accompanying unaudited condensed consolidated financial statements are presented on the same basis of accounting as described in the audited financial statements of Telefonos de Mexico, S.A. de C.V. and its subsidiaries (collectively "the Company" or "TELMEX") as of December 31, 2002 and for each of the three years in the period ended December 31, 2002 (the audited financial statements), and have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial information have been included.

          The condensed consolidated balance sheet as of December 31, 2002 has been derived from the financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

b)       Recognition of the effects of inflation on financial information:

          The unaudited condensed consolidated financial statements were prepared in accordance with Bulletin B-10 ("Accounting Recognition of the Effects of Inflation on Financial Information") as described in the audited annual consolidated financial statements; consequently, all financial statements presented herewith were restated to constant pesos as of September 30, 2003. The September 30, 2003 restatement factor applied to the financial statements at December 31, 2002 and September 30, 2002 was 1.0230 and 1.0393, which represent the rate of inflation from December 31, 2002 and September 30, 2002 up to September 30, 2003, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (the Central Bank).

          The condensed consolidated balance sheet as of December 31, 2002 has been derived from the audited financial statements at that date, which were initially presented in constant pesos as of December 31, 2002. The December 31, 2002 financial statements included in this report are presented in constant pesos as of September 30, 2003, because they are included with the unaudited condensed consolidated financial statements as of September 30, 2003 expressed in constant pesos as of September 30, 2003.

c)       Convenience translation:

          United States dollar amounts as of September 30, 2003 shown in the unaudited condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of September 30, 2003, as a matter of mathematical computation only, at an exchange rate of P. 10.9272 to U.S.$1.00, the September 30, 2003 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar at this or any other rate.

2. Cash and Short-term Investments

          The Company has invested in equity securities and several series of bonds issued by MCI, Inc. (formerly known as WorldCom, Inc.), a U.S.-based telecommunications company that is in Chapter 11 proceedings under the U.S. bankruptcy code. As of September 30, 2003, TELMEX held approximately U.S.$1,759 million in face amount of the bonds, with a market value of approximately U.S.$580 million at such date. On October 31, 2003, the bankruptcy court approved a plan of reorganization for MCI. Under the plan, the Company expects to receive common stock of MCI in exchange for the bonds. The amount of stock to be received will depend on a number of factors, including the amount of other valid claims and the elections made by other creditors. Based on TELMEX's current holdings, and assuming that the plan of reorganization does not change, the Company estimates that if the reorganization were implemented today, it would receive an amount of common stock equal to approximately 7% of the total common stock of MCI.

          At September 30, 2003, this caption includes equity securities and corporate bonds for trading in the amount of P.6,907,033 (P.1,621,518 at December 31, 2002), of which approximately U.S.$580 million and U.S.$1 million are MCI, Inc. bonds and shares, respectively (U.S.$117 million and U.S.$5 million at December 31, 2002). The Company included in the comprehensive financing cost for the nine-month period ended September 30, 2003, an unrealized gain of P. 1,882,106 for the increase in the market value of equity securities (including P.1,696,565 on MCI bonds). In the nine-month period ended September 30, 2002, the caption included an unrealized loss of P.1,246,912 (including P.669,965 on MCI shares). The net realized loss on the sale of equity securities in 2003 was P. 13,270 (net realized loss of P.76,072 in 2002).

3.        Accounts Receivable

          Accounts receivable consist of the following:


                                            September 30, 2003         December 31, 2002
                                            ------------------         -----------------
Customers.............................        P. 21,444,629              P. 19,517,996
Net settlement receivables............              623,193                    429,413
Related parties.......................              246,092                    219,880
Other.................................            1,748,665                  1,337,204
                                            ------------------         -----------------
                                                 24,062,579                 21,504,493
Less:
  Allowance for doubtful accounts.....            2,299,095                  1,895,877
Total.................................        P. 21,763,484              P. 19,608,616
                                            ==================         =================

4.       Plant, Property and Equipment

a)       Plant, property and equipment consist of the following:

                                            September 30, 2003         December 31, 2002
                                            ------------------         -----------------
Telephone plant and equipment.........        P.234,046,815              P.220,459,142
Land and buildings....................           28,037,149                 27,882,537
Computer equipment and other assets...           28,070,138                 24,743,085
                                            ------------------         -----------------
                                                290,154,102                273,084,764
Less:
Accumulated depreciation..............          173,621,974                153,462,464
                                            ------------------         -----------------
Net...................................          116,532,128                119,622,300
Construction in progress and advances
  TO equipment suppliers..............            2,126,761                  6,161,373
                                            ------------------         -----------------
Total.................................        P.118,658,889              P.125,783,673
                                            ==================         =================

5.       Investments

          TELMEX has agreed to purchase substantially all of the assets of AT&T Latin America Corp., which is a provider of telecommunications services to corporate customers in Argentina, Brazil, Chile, Colombia and Peru. AT&T Latin America is in reorganization under Chapter 11 of the U.S. Bankruptcy Code, and the bankruptcy court approved the sale on November 3, 2003. Subject to certain contractual adjustments, the purchase price is U.S.$171 million in cash, and the Company will assume U.S.$36 million of indebtedness. The transaction is subject to satisfaction of conditions precedent and receipt of regulatory approvals, and is expected to close during the first quarter of 2004.

6.         Long-term Debt

           Long-term debt consists of the following:

                                               Weighted average
                                               interest rates at      Maturities                 Balance at
                                             Sep. 30,     Dec.31,      from 2003      September 30,         December 31,
                                               2003        2002         through           2003                  2002
                                            -----------------------------------------------------------------------------
Debt denominated in
   foreign currency:
  Convertible senior debentures (1).....       4.2%        4.2%          2004       P.      8,851,032   P.    10,549,687
  Senior notes..........................       8.2%        8.2%          2006              16,390,800         15,824,531
  Banks.................................       2.1%        2.5%          2013              20,241,791         27,126,116
  Suppliers credits.....................       2.1%        2.7%          2022               1,166,940          1,963,833
  Financial leases......................       2.1%        2.3%          2006               2,261,202          2,919,670
  Mexican Government....................       2.0%        2.2%          2006                 112,310            143,389
                                                                                    -------------------------------------
Total...................................                                                   49,024,075         58,527,226
                                                                                    -------------------------------------

  Debt denominated in Mexican
  pesos:
  Commercial paper......................       5.2%        8.3%          2003               1,777,529            171,707
  Domestic senior notes
    ("Certificados Busatiles")..........       7.6%        9.2%          2012               7,450,000          7,621,350
  Banks.................................       5.5%        8.6%          2004               1,300,000          1,329,900
  Financial leases......................       5.2%        8.7%          2004                   1,386              4,549
                                                                                    -------------------------------------
                                                                                           10,528,915          9,127,506
                                                                                    -------------------------------------
                                                                                           59,552,990         67,654,732
Total debt..............................
Less short-term debt and current portion
   of long-term debt....................                                                   18,778,087         11,313,962
                                                                                    -------------------------------------
Long-term debt..........................                                            P.     40,774,903   P.    56,340,770
                                                                                    =====================================


          The above-mentioned rates are subject to changes in international and local rates and do not include the effect of the Company's agreement with certain lenders to gross-up Mexican taxes withheld. The Company's weighted average cost of borrowed funds at September 30, 2003 (including interest, fees and gross-up for Mexican taxes withheld) was approximately 5.81% (5.77% at December 31, 2002).

          Short-term debt as of September 30, 2003 amounted to P.3,799,061 (P.812,961 at December 31, 2002), comprised of P.1,777,529 of commercial paper (P.171,707 at December 31, 2002) and P.2,021,532 of banks (P.641,254 at December
31, 2002), with a weighted average interest rate of 3.2% (3.5% at December 31,
2002).

     (1) On June 11, 1999, the Company issued U.S.$1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADSs), each representing 20 TELMEX "L" shares. The conversion price is U.S.$29.5762 per ADS, equal to a conversion ratio of
     33.8110 "L" share ADSs per U.S.$1,000 principal amount of the convertible debentures, subject to adjustment under certain circumstances.

          Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer's voting shares, the holders of the convertible debentures may ask TELMEX to repurchase the convertible debentures, for 100% of the principal amount plus unpaid accrued interest through the repurchase date. The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable semiannually.

          During the third quarter of 2003, TELMEX repurchased a total of U.S.$190 million (nominal value) of convertible debentures in the open market and in privately negotiated transactions. The Company charged U.S.$20.5 million to the comprehensive financing cost, corresponding to the difference between purchase price and nominal value of debentures.

          On October 9, 2003, TELMEX commenced a cash tender offer to purchase up to U.S.$500 million of its outstanding convertible senior debentures. The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase. The offer expired on November 6, 2003 and the Company purchased U.S.$1.2 million (nominal value) of convertible debentures. The cash price for each U.S.$1,000 principal amount of the debentures was U.S.$1,117.50 plus accrued and unpaid interest to (but excluding) the date of purchase. All debentures purchased pursuant to the offer, together with all the debentures previously repurchased by TELMEX will be cancelled.

          An analysis of the foreign currency denominated debt at September 30, 2003 is as follows:


                                                                 Exchange rate at
                                                Foreign         September 30, 2003
                                                currency           (in units)           Mexican peso
                                            (in thousands)                              Equivalent
                                            --------------------------------------------------------

      U.S. dollar........................       4,459,470          P.  10.9272       P.  48,729,521
      Euros..............................          23,178              12.7083              294,554
                                                                                     --------------
      Total..............................                                            P.  49,024,075
                                                                                     ==============

          At September 30, 2003, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit at September 30, 2003 totaled approximately P.5,830,910, at a floating interest rate of approximately LIBOR plus 89 basis points at the time of use.

Long-term debt maturities at September 30, 2003 are as follows:

              Year                                      Amount
              ----                                    ------------

              2004.............................       P. 6,677,111
              2005.............................          4,899,824
              2006.............................         19,482,960
              2007.............................          7,656,938
              2008 and beyond..............              2,058,070
                                                      ------------
              Total............................       P.40,774,903
                                                      ============

          Some of the above-mentioned loans are subject to certain restrictive covenants with respect to maintaining certain financial ratios and selling off a substantial portion of group assets, among others. At September 30, 2003, the Company has met all of these requirements.

          From May through September 2003, the Company prepaid part of its outstanding debt with several financial institutions for U.S.$727 million, approximately.

Hedges

          As part of its currency hedging strategy, the Company uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2002, the Company entered into short-term exchange hedges, which, at September 30, 2003, cover liabilities of U.S.$880 million (U.S.$418 million at December 31, 2002). In the nine-month period ended September 30, 2003, the Company recognized a credit to results of operations under these hedges of P. 549,870 (credit of P. 1,611,324 in 2002) corresponding to the fluctuation of the exchange rate.

          To hedge its exposure to financial risks, the Company entered into interest-rate swaps for the exchange of cash flows for the amount determined by applying agreed interest rates to the base amount. Under these contracts, the Company agreed to receive the "TIIE" interbank rate and to pay a fixed rate.

          These swaps were recorded in results of operations of the year at the related market interest rates. At September 30, 2003 the Company had peso-denominated interest-rate swaps for a total base amount of P. 12,390 million and U.S.-denominated interest-rate swaps for a total base amount of U.S.$ 1,200 million (P.12,941 of peso-denominated interest-rate swaps at December 31, 2002). In the nine-month period ended September 30, 2003 the Company recognized a charge under these contracts of P.292,711 to the comprehensive financing cost (P.216,124 in 2002). Additionally, in 2003 the Company replaced peso-denominated interest-rate swaps and recognized a charge of P.946,779.

7.         Foreign Currency Position

          At September 30, 2003, TELMEX and its Mexican subsidiaries have a net foreign currency short position of U.S.$4,586 million (net foreign currency short position of U.S.$5,565 million at December 31, 2002). The prevailing exchange rate at September 30, 2003 was P.10.9272 per U.S. dollar (P.10.3125 per U.S. dollar at December 31, 2002).

8.         Commitments and Contingencies

          At September 30, 2003, commitments and contingencies described in the audited financial statements as of December 31, 2002 have not significantly changed.

9.         Related Parties

          In the nine-month periods ended September 30, 2003 and 2002, the Company had the following significant transactions with related parties:


                                                                            2003                 2002
                                                                            ----                 ----

Purchase of materials, inventories and fixed assets.........         P.   2,171,464      P. 1,952,818
Payment of insurance premiums, fees for administrative
 and operating services, security trading  and others.......              2,397,905         2,001,792
Payment of CPP interconnection fees.........................              6,670,717         6,935,616
Sale of materials and other services........................                370,556           326,441
Sale of long distance and other telecommunications
  services..................................................              2,537,582         2,765,742

10.        Stockholders' Equity

a) At September 30, 2003, capital stock is represented by 12,288 million shares issued and outstanding with no par value, representing the Company's fixed capital (12,777 million at December 31, 2002).

b) Earnings per share are obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding in the nine-month periods ended September 2003 and 2002, the shares held by the Company have been excluded from the computation.

          The diluted earnings per share in the nine-month periods ended September 30, 2003 and 2002, were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 6. The computation was made by adjusting net income for the period, by the applicable comprehensive financing cost (including interest expense, exchange gain difference and monetary gain), net of income tax and employee profit sharing, attributable to the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of convertible shares.

          An analysis is as follows:

                                                                      Nine months ended
                                                                         September 30,
                                                        ----------------------------------------
                                                               2003                  2002
                                                        -----------------  --------------------
Income per basic share:
  Net income.....................................       P.  16,593,008     P.    14,612,887
                                                        -----------------  --------------------
  Weighted average number of shares issued and
    outstanding (millions).......................               12,538               13,046
                                                        -----------------  --------------------
Income per basic share (in pesos)................       P.       1.323     P.         1.120
                                                        =================  ====================

Earnings per diluted share:
  Net income.....................................       P.  16,593,008     P.    14,612,887
  Comprehensive financing cost (income), net of
    income tax and employee profit sharing.......              423,142              642,679
                                                        -----------------  --------------------
  Adjusted income................................       P.  17,016,150     P.    15,255,566
                                                        =================  ====================

Weighted average number of shares issued and
  Outstanding (millions).........................               12,538               13,046
Add:
  Potentially dilutive shares....................                  652                  676
                                                        -----------------  --------------------
Weighted average number of diluted shares
  issued and outstanding (millions)..............               13,190               13,722
                                                        -----------------  --------------------
Income per diluted share (in pesos)..............       P.       1.290     P.         1.112
                                                        =================  ====================

c) At September 30, 2003, accumulated other comprehensive income items include the net of deferred taxes effects of minimum pension and seniority premium liability adjustment and of deficit from restatement of stockholders' equity of P.11,049,180 and P.59,771,393, respectively (P.10,682,343 and
P.62,419,458 at December 31, 2002).

          An analysis of comprehensive income (net of deferred taxes) for the nine-month periods ended September 30, 2003 and 2002 is as follows:

                                                               2003                  2002
                                                        -----------------  --------------------

Net income of the period.........................       P.  16,593,008     P.    14,612,887
Other comprehensive income items:
  Surplus from holding nonmonetary assets........            2,648,065            6,596,835
  Minimum pension and seniority premium
  liability adjustment...........................             (366,837)            (833,217)
                                                        -----------------  --------------------
Other comprehensive income.......................            2,281,228            5,763,618
                                                        -----------------  --------------------
Comprehensive income.............................       P.  18,874,236     P.    20,376,505
                                                        =================  ====================

11.        Income Tax

          An analysis of income tax provisions for the nine-month periods ended
September 30, 2003 and 2002 is as follows:

                                                               2003                  2002
                                                        -----------------  --------------------

Current period...................................       P.   7,587,717     P.     8,314,537
Deferred tax, net of related monetary
  gain of P.462,442 (P.816,180 in 2002)                       (344,046)          (1,660,313)
                                                        -----------------  --------------------
Total............................................       P.   7,243,671     P.     6,654,224
                                                        =================  ====================


          The temporary differences on which the Company recognized deferred taxes consist of the following:

                                                           September 30,            December 31,
                                                               2003                  2002
                                                        -----------------  --------------------

Deferred tax asset :
  Allowance for doubtful accounts and slow-
    moving inventories...........................       P.     822,091     P.       645,937
  Tax loss carry forwards........................                6,431                9,690
  Deferred income................................              700,459              324,172
  Liability reserves.............................              378,943               99,787
  Pensions and seniority premiums................                    -              209,433
                                                        -----------------  --------------------
                                                             1,907,924            1,289,019
                                                        -----------------  --------------------
Deferred tax liability:
  Fixed assets...................................          (14,576,635)         (13,983,828)
  Inventories....................................             (340,741)            (433,291)
  Licenses.......................................             (146,829)            (149,694)
  Pensions and seniority premiums................           (1,191,589)                   -
                                                        -----------------  --------------------
                                                           (16,255,794)         (14,566,813)
                                                        -----------------  --------------------
Net deferred tax (liability)                            P. (14,347,870)    P.   (13,277,794)
                                                        =================  ====================

12.       Segments

          TELMEX operates primarily in two segments: local and long-distance telephone services. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services, exclusive of the long-distance calls originated in public and rural telephones and data transmission services included in the others, adjustments and eliminations column. Additional information related to the Company's operations is provided in Note 1 of the audited financials statements. The following summary shows the most important segment information, which has been prepared on a basis consistent whith the audited financial statements included in the Company's annual report on Form 20-F:

                                           (Amounts in millions of Constant Pesos at September 30, 2003)
                                        --------------------------------------------------------------------
                                                                             Others,
                                             Local            Long       adjustments and        Total
                                            service         distance       eliminations     consolidated

At September 30, 2003
Revenues:
  External revenues                        P.   55,340     P.   18,111      P.    11,816     P.    85,267

  Intersegment revenues                          7,432                            (7,432)
Depreciation and amortization                   10,095           2,123             2,751           14,969
Operating income                                19,147           5,343             4,057           28,547
Segment assets                                 212,286          46,082            35,336          293,704

At September 30, 2002
Revenues:
  External revenues                        P.   54,586     P.   18,979      P.    11,736     P.    85,301
  Intersegment revenues                          7,637                            (7,637)
Depreciation and amortization                   10,424           2,158             2,892           15,474
Operating income                                19,065           6,140             4,282           29,487
Segment assets                                 191,995          41,867            36,669          270,531


          Additionally, the column others, adjustments and eliminations includes the yellow and white pages directories and other services. Intersegmental transactions are reported at fair value. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

          Segment assets include plant property and equipment (on a gross basis) construction in progress, advances to equipment suppliers and inventories for operation of the telephone plant.

13.        Differences between Mexican and U.S. GAAP

          The Company's unaudited condensed consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").

          The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described in Note 18 to the audited financial statements.


          Cash Flow Information:

          Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 1 to the audited financial statements. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses). For Mexican GAAP purposes, trading securities have been presented in cash and short term investments, therefore the changes in these securities are presented as part of the net increase (decrease) in cash and short term investments; under U.S. GAAP the cash flows from these type of securities should be disclosed as cash provided by (used in) operating activities.

          Statement of Financial Accounting Standards No.95 ("SFAS No. 95"), "Statement of Cash Flows," does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows. If the changes in trading securities, the monetary gain and the exchange gain or loss related to the debt, were treated as components of operating activities, summarized unaudited condensed consolidated interim statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

                                                                                   Nine months ended
                                                                                     September 30,
                                                                         --------------------------------------
                                                                          2003 Unaudited      2002 Unaudited
                                                                         -----------------  -------------------

Operating activities:
    Net income...................................................        P.  15,990,425       P.  13,113,393
    Depreciation................................................             16,732,867           17,785,774
    Amortization................................................                144,583              159,310
    Deferred taxes..............................................               (798,150)          (1,928,104)
    Monetary gain...............................................             (1,554,798)          (2,770,962)
    Equity in results of affiliates.............................                137,531              149,550
    Effect of exchange rate differences on debt.................              3,809,527            7,070,013
    Investment in marketable securities.........................             (5,371,465)             331,686
    Adjustment to value of equity investments...................                      -              114,532
    Change in operating assets and liabilities..................            (10,404,173)          (1,583,172)
                                                                         ---------------      ---------------

Resources provided by operating activities......................             18,686,347           32,442,020
                                                                         ---------------      ---------------

Financing activities:
    New loans...................................................             21,148,570            7,869,014
    Repayment loans.............................................            (30,809,020)         (13,144,209)
    Purchase of Company's own shares and cash dividends paid....            (13,669,374)         (10,693,241)
                                                                         ---------------      ---------------
Resources used in financing activities..........................            (23,329,824)         (15,968,436)
                                                                         ---------------      ---------------

Investing activities:
   Investment in plant, property and equipment and inventories..             (4,748,049)          (4,273,192)

   Other investments............................................                 (1,069)             (81,132)
                                                                         ---------------      ---------------
Resources used in investing activities..........................             (4,749,118)          (4,354,324)
                                                                         ---------------      ---------------
Effect of inflation accounting..................................               (206,867)            (569,334)
                                                                         ---------------      ---------------

Net (decrease) increase in cash and short-term investments......             (9,599,462)          11,549,926
Cash and short-term investments at beginning of year............             13,050,533            9,474,916
                                                                         ---------------      ---------------
Cash and short-term investments at end of year..................         P.   3,451,071       P.  21,024,842
                                                                         ===============      ===============

          Cash flows from purchases of trading securities during the nine-month period ended September 30, 2003 were P. 3,424,554 (P.1,157,796 in 2002) and cash flows from sales of trading securities during the nine-month period ended September 30, 2003 were P. 20,185 (P. 265,980 in 2002).

          Summary

          Net income, operating income and total stockholders' equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

                                                                                     Nine-months ended
                                                                                       September 30,
                                                                         --------------------------------------
                                                                                  2003                2002
                                                                               Unaudited           Unaudited
                                                                         --------------------------------------

Net income as reported under Mexican GAAP.......................         P.  16,593,008       P.  14,612,887
U.S. GAAP adjustments:
Capitalized interest or net financing cost......................                 80,466              228,373
Depreciation of capitalized interest............................               (394,346)            (366,990)
Accrued vacation pay............................................               (287,214)            (217,761)
Deferred income tax on U.S. GAAP adjustments included in this
reconciliation..................................................                (19,136)            (184,683)
Deferred employee profit sharing on U.S. GAAP adjustments
  included in this reconciliation...............................                 15,582             (132,608)
Deferred employee profit sharing................................                457,658              585,082
Pension and seniority premium plan cost.........................                670,424              504,282
Difference between the restatement of depreciation expense based
  on specific indexation factors and on the basis of the NCPI...             (1,514,219)          (2,104,081)

Effect of derivative instruments................................               (111,500)            (397,566)
Other...........................................................                  6,556              (21,009)
Effects of inflation accounting on U.S. GAAP adjustments........                493,146              607,467
                                                                         ---------------      ---------------

Total U.S. GAAP adjustments.....................................               (602,583)          (1,499,494)
                                                                         ---------------      ---------------
Net income under U.S. GAAP......................................         P.  15,990,425       P.  13,113,393
                                                                         ===============      ===============

Weighted average common shares outstanding (in millions):

  Basic.........................................................                 12,538               13,046
                                                                         ===============      ===============
  Diluted.......................................................                 13,190               13,722
                                                                         ===============      ===============
Net income per share under U.S. GAAP (in pesos)

  Basic.........................................................         P.       1.275       P.       1.005
                                                                         ===============      ===============
  Diluted.......................................................         P.       1.244       P.       1.002
                                                                         ===============      ===============


          After giving effect to the foregoing adjustments for pension plan costs, accrued vacation pay, depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI and other; as well as to the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P.25,726,897 and P. 25,429,999 in the first nine months of 2003 and 2002, respectively.


                                                                          September 30,       December 31,
                                                                               2003               2002
                                                                         -------------------  ---------------

Total stockholders' equity under Mexican GAAP...................         P.  67,775,508       P.  62,570,646

U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost......................             10,683,542           10,603,076

Accumulated depreciation of capitalized interest or net
financing cost..................................................             (7,700,181)          (7,305,835)

Accrued vacation pay............................................             (1,320,080)          (1,059,329)

Deferred income tax on U.S. GAAP adjustments included in this
reconciliation..................................................                455,189              518,827
Deferred employee profit sharing on U.S. GAAP adjustments
included in this reconciliation.................................                153,906              162,130
Deferred employee profit sharing................................             (6,415,885)          (7,047,798)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and
 inventories, and on minimum pension and seniority premium
liability adjustment............................................                459,375           (1,341,436)
Pension and seniority premium plan cost.........................             (4,187,105)          (5,172,640)
Minimum pension and seniority premium liability adjustment......                162,399             (175,725)
Difference between the restatement of fixed assets and
  inventories based on specific indexation factors and on the
  basis of the NCPI.............................................              2,512,327            7,763,562
Effect of derivative instruments................................               (366,606)            (260,973)
Other...........................................................               (106,937)            (124,847)
                                                                         ---------------      ---------------

Total U.S. GAAP adjustments, net................................             (5,670,056)          (3,440,988)
                                                                         ---------------      ---------------

Total stockholders' equity......................................         P.  62,105,452       P.  59,129,658
                                                                         ===============      ===============

Comprehensive income under U.S. GAAP is comprised as follows:

                                                                                     Nine-months ended
                                                                                       September 30,
                                                                         --------------------------------------
                                                                                  2003                2002
                                                                         --------------------------------------

Net income under U.S. GAAP......................................         P.  15,990,425       P.  13,113,393

Other comprehensive income:
  Deferred taxes allocated to equity, net of effect
  of inflation..................................................                791,653              413,147
  Minimum pension and seniority premium liability
  adjustment....................................................               (136,912)            (200,934)
                                                                         ---------------      ---------------
Other comprehensive income......................................                654,741              212,213
                                                                         ---------------      ---------------
Comprehensive income under U.S. GAAP............................         P.  16,645,166       P.  13,325,606
                                                                         ===============      ===============


                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TELEFONOS DE MEXICO, S.A. DE C.V.



Date:  December 9, 2003                    By: /s/ Adolfo Cerezo Perez
                                               -----------------------
                                           Name:  Adolfo Cerezo Perez
                                           Title: Chief Financial Officer